COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

January 25, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

RE:	Columbia Funds Variable Insurance Trust (the “Registrant”) on behalf of the following funds (the “Funds”): Columbia Variable Portfolio – Core Bond Fund, Columbia Variable Portfolio – Managed Volatility Conservative Fund, Columbia Variable Portfolio – Managed Volatility Conservative Growth Fund, Columbia Variable Portfolio – Managed Volatility Growth Fund and Variable Portfolio – Pyrford International Equity Fund

Post-Effective Amendment No. 47

Registration File Nos.: 033-14954; 811-05199

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 47 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a) of the Security Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Funds to the Registrant’s registration statement on Form N-1A.

No fees are required in connection with this filing.

In addition to Part C, the Amendment includes: (i) the prospectuses for each Fund and (ii) the Statement of Additional Information of the Funds.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Variable Insurance Trust